UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

GSK announces changes to its Board and Committees

GlaxoSmithKline plc today announces the following changes to its Board and Committee membership effective 6 May 2021.

As previously announced, Dr Anne Beal has joined the Board as an Independent Non-Executive Director. She has been appointed a member of the Corporate Responsibility Committee.

In addition, Charles Bancroft has been appointed a member of the Nominations & Corporate Governance and Science Committees. These appointments are in addition to his role as Chairman of the Audit & Risk Committee and membership of the Transformation & Separation Committee.

Note

1.	From 6 May 2021 the Board of GSK comprises
Sir Jonathan Symonds Emma Walmsley Iain Mackay Dr Hal Barron Vindi Banga Charles Bancroft Dr Anne Beal Dr Vivienne Cox Lynn Elsenhans Dr Jesse Goodman Dr Laurie Glimcher Urs Rohner
Non-Executive Chairman
Chief Executive Officer
Chief Financial Officer
Chief Scientific Officer and President, R&D
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

V A Whyte
Company Secretary

6 May 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 06, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc